Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Important: If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) REVISION OF CAPS FOR
RELEVANT CONTINUING CONNECTED TRANSACTIONS,
(2) ADDITIONAL CONTINUING CONNECTED TRANSACTIONS,
(3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS,
(4) INCREASE IN AUTHORISED SHARE CAPITAL, AND
(5) AMENDMENT TO BYE-LAWS
Independent Financial Adviser to the Independent Board Committee and independent Shareholders
A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 30 of this circular.
A letter from Partners Capital International Limited, the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of Brilliance China Automotive Holdings Limited is set out on pages 31 to 67 of this circular.
A notice convening a special general meeting to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, February 12, 2007 at 9:00 a.m. is set out on pages 76 to 78 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the branch registrar of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.

*	for identification purposes only
January 19, 2007

- i -

DEFINITIONS
     In this circular, unless otherwise defined, terms used herein shall have the following meaning:

“2006 Interim Report”	the unaudited consolidated interim financial statements of the Group for the six months ended June 30, 2006;

“2006 Interim Results”	the results of the Group for the six months ended June 30, 2006;

“2006 SGM”	a special general meeting held on February 10, 2006 to approve, among others, the Continuing Connected Transactions and the Caps;

“Additional Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the letter from the Board in this circular;

“Announcement”	the announcement made by the Company dated December 16, 2005 in relation to, among others, the Continuing Connected Transactions and the Caps;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Average Market Price”	the average of the closing price of the Shares on the Stock Exchange;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Caps”	the maximum annual monetary value of the Continuing Connected Transactions for the three financial years ending December 31, 2008 as set out in the sub-paragraph headed
“Proposed annual caps” in the Announcement and approved by the Shareholders at the 2006 SGM;

“ChenFa”	(Shenyang ChenFa Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on June 19, 2003 and a wholly-owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power trains in the PRC;

*	for identification purposes only

DEFINITIONS

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions “ in the Announcement;

“Conversion Price”	HK$1.93 per Share (subject to adjustment);

“Convertible Bonds 2011”	convertible bonds in an aggregate principal amount of approximately US$183 million issued by Brilliance China Finance Limited on June 7, 2006 and maturing on June 7, 2011;

“Directors”	the directors of the Company;

“Dongxing”	(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on March 17, 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in the letter from the Board in this circular;

“First Reset Date”	March 10, 2007;

“Group”	the Company and its subsidiaries;

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, formed to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance;

*	for identification purposes only

DEFINITIONS

“Independent Financial Adviser”	Partners Capital International Limited, the independent financial adviser appointed for the purpose of advising the Independent Board Committee and independent Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance;

“JinBei”	(Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on May 14, 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 39.1% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Latest Practicable Date”	January 16, 2007, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Mianyang Ruian”	(Mianyang Brilliance Ruian Automotive Components Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on July 3, 2000 and a wholly-owned subsidiary of the Company. The principal activities of Mianyang Ruian are manufacture and trading of automotive components;

“New Caps”	the maximum annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending December 31, 2008 as set out in the sub- paragraph headed “The New Caps” in the letter from the Board in this circular;

“Ningbo Ruixing”	(Ningbo Brilliance Ruixing Auto Components Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on June 9, 2000 and a wholly-owned subsidiary of the Company. The principal activities of Ningbo Ruixing are the manufacture and trading of automotive components;

*	for identification purposes only

DEFINITIONS

“Ningbo Yuming”	(Ningbo Yuming Machinery Industrial Co., Ltd.*), a wholly foreign owned joint venture established in the PRC on August 14, 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the Special General Meeting for the approval of (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; and (iv) the proposed increase in authorised share capital; and each an “Ordinary Resolution”;

“PRC”	The People’s Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	renminbi, the lawful currency of the PRC;

“Relevant Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Relevant Continuing Connected Transactions” in the letter from the Board in this circular;

“Revised Caps”	the revised maximum annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008 as set out in the sub- paragraph headed “The estimated amounts for the year ended December 31, 2006 and the Revised Caps” in the letter from the Board in this circular;

“Second Reset Date”	March 10, 2008;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Hidea”	(Shanghai Hidea Auto Design Co., Ltd.*), an equity joint venture enterprise established in the PRC on April 16, 2004 and in which the Company has an effective equity interests of 63.25%. The principal activities of Shanghai Hidea are in the design of automobiles;

*	for identification purposes only

DEFINITIONS

“Shareholder(s)”	holder(s) of Shares of the Company;

“Shares”	shares of US$0.01 each of the Company;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.), a sino-foreign equity joint venture established in the PRC on July 19, 1991 and whose equity interests are owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Brilliance Power”	(Shenyang Brilliance Power Train Machinery Co., Ltd.), an equity joint venture established in the PRC on December 13, 2004 in which the Company has an effective equity interest of 75.01%. The principal activities of Shenyang Brilliance Power are the manufacture and sale of power trains in the PRC;

“Shenyang Jindong”	(Shenyang Jindong Development Co., Ltd.*), an equity joint venture established in the PRC on April 18, 2002 in which the Company has an effective equity interest of 75.50%. The principal activities of Shenyang Jindong are trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, February 12, 2007 at 9:00 a.m. for the purpose of considering, and if thought fit, approving resolutions for (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; (iv) the proposed increase in authorised share capital; and (v) the proposed amendment to the Bye-Laws;

“Special Resolution”	the special resolution to be proposed at the Special General Meeting for the approval of the proposed amendment to the Bye-Laws;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America; and

*	for identification purposes only

DEFINITIONS

“Xing Yuan Dong”	(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on October 12, 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC.

*	for identification purposes only

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered Office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping
Mr. Lei Xiaoyang (Chief Financial Officer)
Head office and principal place of business:
Independent Non-executive Directors:	Suites 1602–05
Mr. Xu Bingjin	Chater House
Mr. Song Jian	8 Connaught Road Central
Mr. Jiang Bo	Hong Kong

January 19, 2007
To the Shareholders
Dear Sir or Madam,
(1) REVISION OF CAPS FOR
RELEVANT CONTINUING CONNECTED TRANSACTIONS,
(2) ADDITIONAL CONTINUING CONNECTED TRANSACTIONS,
(3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS,
(4) INCREASE IN AUTHORISED SHARE CAPITAL, AND
(5) AMENDMENT TO BYE-LAWS
INTRODUCTION
     On December 15, 2006, the Board announced proposals:
–	to revise the maximum annual monetary value of the transactions for the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008;

–	to carry out the Additional Continuing Connected Transactions for the two financial years ending December 31, 2008; and

–	to undertake the Financial Assistance.

*	for identification purposes only

LETTER FROM THE BOARD
     Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/ by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance therefore also constitutes a major transaction under Chapter 14 of the Listing Rules. The Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance shall be subject to approval by Shareholders. Ordinary Resolutions will be proposed at the Special General Meeting to approve the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. Given that no connected person which is a party to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions and the Special Resolution to be proposed at the Special General Meeting.
     It was also announced on December 15, 2006 that the Company proposed to increase the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 Shares of US$0.01 each. It was also proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting on the increase in authorised share capital of the Company from US$50,000,000 to US$80,000,000, the bye-law 6.(A) of the Bye-Laws be updated to reflect the increased authorised share capital of the Company. The proposed increase in authorised share capital will be approved by way of an Ordinary Resolution and the proposed amendment to the Bye-Laws will be approved by way of the Special Resolution.
     An Independent Board Committee, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, has been established to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps and (iii) the Financial Assistance. The letter from the Independent Board Committee setting out its advice and recommendations to the Shareholders on the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance is set out on page 30 of this circular.
     Partners Capital International Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. The letter from the Independent Financial Adviser setting out its advice and recommendations to the Independent Board Committee and the Shareholders on the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance is set out on pages 31 to 67 of this circular.
     The purpose of this circular is to provide Shareholders with details of the Relevant Continuing Connected Transactions, the Revised Caps, the Additional Continuing Connected Transactions and the New Caps, the Financial Assistance and the proposed increase in authorised share capital and amendment to the Bye-Laws and a notice to Shareholders convening the Special General Meeting to approve (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; (iii) the Financial Assistance; (iv) the proposed increase in authorised share capital; and (v) the proposed amendment to the Bye-Laws.

LETTER FROM THE BOARD
THE CONTINUING CONNECTED TRANSACTIONS
1. The Continuing Connected Transactions
     Reference is made to the Announcement and the circular issued by the Company dated January 23, 2006 in relation to, among others, the Continuing Connected Transactions and the Caps.
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
     At the 2006 SGM, the Shareholders approved the Continuing Connected Transactions and the Caps.
     The Directors expected the actual monetary value of the Relevant Continuing Connected Transactions for the financial year ended December 31, 2006 and/or one or both of the two financial years ending December 31, 2008 will exceed the relevant Caps. As the Relevant Continuing Connected Transactions will be carried out under respective framework agreements entered into on December 16, 2005, no new agreements will be entered into for the Relevant Continuing Connected Transactions as a result of the Revised Caps.
2. The Relevant Continuing Connected Transactions
     The Relevant Continuing Connected Transactions have been and will be carried out for the three financial years ending December 31, 2008 pursuant to the principal terms of the framework agreements dated December 16, 2005. Particulars of the framework agreements for the Relevant Continuing Connected Transactions are set out in the sub-paragraphs A1 to A5, B1 to B3 and C1, C4 to C7 in the paragraph headed “The Continuing Connected Transactions” in the Announcement. Pursuant to the framework agreements, the Relevant Continuing Connected Transactions have been and will be carried out on terms which are no less favourable than the terms which can be obtained by the relevant members of the Group from independent third parties for products of comparable quality and quantity.

LETTER FROM THE BOARD
     The following are the Relevant Continuing Connected Transactions and the actual value of the transactions entered into between the parties for the six months ended June 30, 2006:

			Actual amounts
			in RMB’000
			for the six months
Relevant Continuing Connected Transactions			ended June 30, 2006
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

	(i)	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	248,215

	(ii)	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	76,814

	(iii)	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	9,554

	(iv)	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	3,126

	(v)	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	1,216

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	(i)	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	39,345

	(ii)	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	20,325

	(iii)	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Nil

LETTER FROM THE BOARD

			Actual amounts
			in RMB’000
			for the six months
Relevant Continuing Connected Transactions			ended June 30, 2006
(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	(i)	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	39,724

	(ii)	Sale of materials and automotive components by Dongxing to Shenyang Automotive	111,924

	(iii)	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	1,027,100

	(iv)	Sale of materials and automotive components by ChenFa to Shenyang Automotive	372,497

	(v)	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Nil
     As at June 30, 2006, the monetary value of the transactions occurred between the parties in respect of the following Relevant Continuing Connected Transactions have exceeded the Caps for the financial year ended December 31, 2006 as approved by the Shareholders at the 2006 SGM:

		Approved amounts	Actual amounts
		in RMB’000	in RMB’000 for
		for the year	the six months
		ended	ended
Relevant Continuing Connected Transactions		December 31, 2006	June 30, 2006
(a)(i)	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	230,000	248,215

(a)(iii)	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	4,000	9,554

(a)(v)	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	500	1,216

(b)(i)	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	25,000	39,345

LETTER FROM THE BOARD
     At the time of the preparation of the 2006 Interim Results in the third quarter of 2006, it was brought to the attention of the Company that the monetary value of the transactions occurred between the parties in respect of the Relevant Continuing Connected Transactions (a)(i), (a)(iii), (a)(v) and (b)(i) set out in the above table may exceed the Caps for the financial year ending December 31, 2006 as approved by the Shareholders at the 2006 SGM. Action was immediately taken after the finalization of the 2006 Interim Results in late September 2006 to ascertain whether the Caps for the Continuing Connected Transactions for the financial year ending December 31, 2006 will be exceeded and to ensure compliance of the Caps, as well as to re-evaluate the sufficiency of the Caps for the two financial years ending December 31, 2008 in light of the actual monetary value of the transactions for the six months ended June 30, 2006 and the performance of the Company in 2006. Due to the volume of the transactions and the number of parties involved, a lengthy period was required to complete the review. Upon completion of the lengthy review process, it was then noted that for the reasons set out in the sub-paragraph headed “Basis of the Revised Caps and the New Caps” below, particularly the unforeseen significant increase in the demand for the new model of the sedans of the Group since the second quarter of 2006, the Caps for the Relevant Continuing Connected Transactions other than the Relevant Continuing Connected Transactions (a)(ii), (b)(iii), (c)(iii) and (c)(v) have been or will be exceeded for the financial year ending December 31, 2006.
     The Company therefore took immediate actions to remedy the situation, including reviewing and revising the estimated monetary value of the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008 in light of the significant increase in 2006, taking immediate actions to comply with the relevant reporting, announcement and Shareholders’ approval requirements in respect of the Revised Caps and to inform the Shareholders and the investing public that the monetary values for the Relevant Continuing Connected Transactions for the year ending December 31, 2006 will exceed the Caps. In addition, the Company has reemphasized to all its financial personnel the importance of close and regular monitoring of the monetary values of the continuing connected transactions incurred to ensure that the relevant maximum annual monetary values as approved by the Shareholders are strictly adhered to, and to allow sufficient time for seeking Shareholders’ approval should any revision in the Revised Caps become necessary in the future. Moreover, the Company has also committed additional resources at the management level for ongoing review of actual transaction amounts incurred in order to proactively identify any potential issues on a timely basis going forward.
     Estimated amounts of the transactions in respect of the Relevant Continuing Connected Transactions for the financial year ended December 31, 2006 set out in the sub-paragraph headed “The estimated amounts for the year ended December 31, 2006 and the Revised Caps” below are for information purposes and Shareholders’ approval will not be sought for the estimated amounts for the financial year ended December 31, 2006. Shareholders’ approval will be sought for the Revised Caps for the two financial years ending December 31, 2008 set out in the sub-paragraph headed “The estimated amounts for the year ended December 31, 2006 and the Revised Caps” below at the Special General Meeting, by way of an Ordinary Resolution.

LETTER FROM THE BOARD
3. The Additional Continuing Connected Transactions
     The following are the principal terms of the framework agreements dated December 15, 2006 pursuant to which the Additional Continuing Connected Transactions will be carried out for the two financial years ending December 31, 2008.

(a)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	(i)	Purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive

		Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

		Purchaser	:	Xing Yuan Dong, a wholly-owned subsidiary of the Company

		Agreement	:	On December 15, 2006, Shenyang Automotive and Xing Yuan Dong entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from Shen yang Automotive

		Pricing policy	:	The materials and automotive components are to be provided to Xing Yuan Dong by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

	(ii)	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive

		Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

		Purchaser	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

LETTER FROM THE BOARD

		Agreement	:	On December 15, 2006, Shenyang Automotive and Shenyang Jindong entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive

		Pricing policy	:	The materials and automotive components are to be provided to Shenyang Jindong by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

(b)	Sale of materials and automotive components by members of the Group to connected persons

	(i)	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

		Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

		Purchaser	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to (Tieling Brilliance Rubber Products Company Limited*)

		Agreement:	:	On December 15, 2006, Shenyang Jindong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

		Pricing policy	:	The materials and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

*	for identification purposes only

LETTER FROM THE BOARD

(ii)	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive

	Vendor	:	Ningbo Ruixing, a wholly-owned subsidiary of the Company

	Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

	Agreement:	:	On December 15, 2006, Ningbo Ruixing and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive

	Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Ningbo Ruixing on terms which are no less favourable than the terms which can be obtained by Ningbo Ruixing from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

(iii)	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive

	Vendor	:	Shanghai Hidea, a 63.25% owned subsidiary of the Company

	Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

	Agreement	:	On December 15, 2006, Shanghai Hidea and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive

	Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Shanghai Hidea on terms which are no less favourable than the terms which can be obtained by Shanghai Hidea from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

LETTER FROM THE BOARD

(iv)	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive

	Vendor	:	Mianyang Ruian, a wholly-owned subsidiary of the Company

	Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

	Agreement:	:	On December 15, 2006, Mianyang Ruian and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive

	Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Mianyang Ruian on terms which are no less favourable than the terms which can be obtained by Mianyang Ruian from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

(v)	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive

	Vendor	:	Shenyang Jindong, a 75.50% owned subsidiary of the Company

	Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

	Agreement:	:	On December 15, 2006, Shenyang Jindong and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotiv e components by Shen yang Jindong to Shen yang Automotive

	Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

LETTER FROM THE BOARD
THE REVISED CAPS AND THE NEW CAPS
1. The Caps
     The following table sets out the Caps for the Relevant Continuing Connected Transactions as approved by the Shareholders at 2006 SGM:

				Approved maximum amounts in
				RMB’000
				for the financial years
				ended/ending December 31,
Relevant Continuing Connected Transactions			Major type of products	2006	2007	2008
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

	(i)	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	230,000	280,000	350,000

	(ii)	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000	300,000	330,000

	(iii)	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	4,000	4,800	7,000

	(iv)	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	5,000	6,000	7,000

	(v)	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	500	600	700

LETTER FROM THE BOARD

				Approved maximum amounts in
				RMB’000
				for the financial years
				ended/ending December 31,
Relevant Continuing Connected Transactions			Major type of products	2006	2007	2008
(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	(i)	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	25,000	25,000	25,000

	(ii)	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	35,000	40,000	48,000

	(iii)	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	104,000	260,000	420,000

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	(i)	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	85,000	100,000	120,000

	(ii)	Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	150,000	160,000	170,000

	(iii)	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,600,000	2,800,000	3,600,000

	(iv)	Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	560,000	610,000	720,000

	(v)	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	106,000	265,000	424,000

LETTER FROM THE BOARD
2. The estimated amounts for the year ended December 31, 2006 and the Revised Caps
     The following table sets out the estimated amounts for the Relevant Continuing Connected Transactions for the year ended December 31, 2006 and the Revised Caps:

				Estimated	Revised maximum
				amounts in	amounts in
				RMB’000	RMB’000
				for the	for the
				financial	financial
				year ended	years ending
				December 31,	December 31,
Relevant Continuing Connected Transaction			Major type of products	2006	2007	2008
				(Note 1)
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

	(i)	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	740,000	1,300,000	1,900,000

	(ii)	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	280,000 (Note 2)	320,000	420,000

	(iii)	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	18,000	18,000	18,000

	(iv)	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	12,000	16,000	19,000

	(v)	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	3,600	5,600	6,900

LETTER FROM THE BOARD

				Estimated	Revised maximum
				amounts in	amounts in
				RMB’000	RMB’000
				for the	for the
				financial	financial
				year ended	years ending
				December 31,	December 31,
Relevant Continuing Connected Transaction			Major type of products	2006	2007	2008
				(Note 1)
(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	(i)	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Gear boxes	83,000	83,000	83,000

	(ii)	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Component parts for rear axles and steel panels	48,000	60,000	87,000

	(iii)	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	104,000 (Note 2)	880,000	1,130,000

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	(i)	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	162,000	280,000	387,000

	(ii)	Sale of materials and automotive components by Dongxing to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	252,000	410,000	560,000

	(iii)	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,600,000 (Note 2)	3,800,000	5,200,000

	(iv)	Sale of materials and automotive components by ChenFa to Shenyang Automotive	Power trains	1,200,000	1,900,000	2,400,000

	(v)	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	106,000 (Note 2)	900,000	1,150,000

LETTER FROM THE BOARD
     Notes:
1.	The amounts for the financial year ended December 31, 2006 are set out in the above table for information purposes. Approval of the Shareholders in respect of the revised maximum monetary value for the Relevant Continuing Connected Transactions for the year ended December 31, 2006 will not be sought at the Special General Meeting.

2.	The caps for these Relevant Continuing Connected Transactions for the year ended December 31, 2006 remained the same as the amounts approved by the Shareholders at the 2006 SGM.
3. The New Caps
     The following table sets out the proposed annual caps for the Additional Continuing Connected Transactions for the two financial years ending December 31, 2008:

				Maximum amounts
				in RMB’000
				for the financial
				years ending
				December 31,
Additional Continuing Connected Transactions			Major type of products	2007	2008
(a)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	(i)	Purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive	Engine assembly	350,000	530,000

	(ii)	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive	Automotive fitting, including center control locks, gear oil, core of front heaters	1,500	1,700

(b)	Sale of materials and automotive components by members of the Group to connected persons

	(i)	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Matching components including reinforcement panel of right hand side front wheel mudguard wing	1,100	1,100

	(ii)	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive	Front axle, view mirror, suspension, carpet and roof pad	138,000	145,000

	(iii)	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive	Product design	6,700	7,300

LETTER FROM THE BOARD

			Maximum amounts
			in RMB’000
			for the financial
			years ending
			December 31,
Additional Continuing Connected Transactions		Major type of products	2007	2008
(iv)	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive	Cylinder heads of engines, camshafts	8,500	9,600

(v)	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive	Matching components, including anti-impact beam sub-assembly of slide door, back-plate of anti-impact beam of slide door, mounting plate of antenna, anti-impact beam assembly of left hand side front door	43,000	47,000
4. Basis of the Revised Caps and the New Caps
     As stated in the circular issued by the Company dated January 23, 2006, in determining the value of the Caps for the Relevant Continuing Connected Transactions for the three financial years ending December 31, 2008, the Board had taken into account the following factors:
–	the anticipated growth of the automobile industry in the PRC in the three financial years ending December 31, 2008, which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the three financial years; and

–	the anticipated sales of minibuses and sedans in the three financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC.
     In addition to the abovementioned factors, the Directors have taken into account the following factors in arriving at the Revised Caps and the New Caps:
–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

LETTER FROM THE BOARD

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedan sales expected to further accelerate subsequent to the first half of 2006;

–	the continued launch of new models of Zhonghua sedans and minibuses in 2007 and 2008 will require new components which necessitate the entering into of the Additional Continuing Connected Transactions;

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to an increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties;

–	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the annual monetary value of the purchases of such materials and automotive components from the connected parties (Relevant Continuing Connected Transaction (b)(i));

–	(Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*), one of the suppliers of main decelerator assemblies became a member of the JinBei Group in December 2005. As the Caps were calculated by reference to historical information up to June 30, 2005, purchases from (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*) were not included in the Cap for Relevant Continuing Connected Transaction (a)(iii). However, as a result of the said restructuring, the Revised Caps will include these purchases from (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.*); and

–	as Shenyang Brilliance Power only commenced production in the second half of 2006, accordingly, the Caps for the Relevant Continuing Connected Transactions (b)(iii) and (c)(v) have to be revised. It is also anticipated that with the expected increase in sales of minibuses and sedans, the financial years 2007 and 2008 will experience a great rise in demand for the power trains produced by Shenyang Brilliance Power leading to a significant increase in the annual monetary value for the Revised Caps for the years ending December 31, 2007 and 2008.

*	for identification purposes only

LETTER FROM THE BOARD
THE FINANCIAL ASSISTANCE
On December 15, 2006,

(a)	an agreement for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion is entered into between Shenyang Automotive and Xing Yuan Dong; and

(b)	an agreement for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million is entered into between Xing Yuan Dong and JinBei.
     The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from January 1, 2007 to December 31, 2007. In the event the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company will have to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB1.5 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million.
     Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantees between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(2)(b)(ii) and Rule 14A.13(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person who is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.
REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS, THE ADDITIONAL CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE
Reasons for the Continuing Connected Transactions and the Additional Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group are carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly

LETTER FROM THE BOARD
process as an automobile manufacturer. The Continuing Connected Transactions and the Additional Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group.
     The Group purchases raw materials and basic automotive components in its ordinary and usual course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offered by such companies are more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.
     In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components, and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
     As stated in the Announcement, the Continuing Connected Transactions are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases.
     As a result of the various changes in the market conditions explained in the sub-paragraph headed “Basis of the Revised Caps and the New Caps” above, particularly encouraging sales performance of the Group’s minibuses and Zhonghua sedans in the first half of 2006, which has recorded an increase of approximately 28% and 322%, respectively from the corresponding period in 2005, the Board considered it necessary to revise the Caps for the Relevant Continuing Connected Transactions.
     In addition, the Group has plans to launch new models of its minibuses and Zhonghua sedans in 2007 and 2008 which will require new components and suppliers. Therefore, for the same underlying reasons for the Continuing Connected Transactions, it is beneficial for the Group to enter into the Additional Continuing Connected Transactions.
     In the premises, the Directors (including the independent non-executive Directors) consider the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions to be entered into in the ordinary and usual course of business and the terms of such transactions as governed by the framework agreements, the Revised Caps and the New Caps to be fair and reasonable in so far as the Shareholders are concerned.

LETTER FROM THE BOARD
Reasons for the Financial Assistance
     With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive will utilize its banking facilities to finance the increase in demand for newly introduced model of sedans and the expansion of its production capacity in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
     JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
     In the premises, the Directors (including the independent non-executive Directors) consider the provision of the financial assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
INCREASE IN AUTHORISED SHARE CAPITAL AND AMENDMENT TO BYE-LAWS
     Reference is made to the announcement made by the Company dated May 9, 2006 and the circular issued by the Company dated May 30, 2006 in relation to the issue of the Convertible Bonds 2011 in an aggregate principal amount of approximately US$183 million by Brilliance China Finance Limited, a wholly-owned subsidiary of the Company.
     It is one of the terms of the Convertible Bonds 2011 that the Conversion Price shall be adjusted on the First Reset Date and the Second Reset Date if the Average Market Price per Share for 20 consecutive days on which the Stock Exchange is open for trading immediately prior to the First Reset Date and the Second Reset Date is less than the conversion price on the relevant reset date, provided that the adjusted conversion price shall not be less than 68% and 75%, respectively, of the conversion price prevailing at the First Reset Date and the Second Reset Date. Based on the initial Conversion Price of HK$1.93 and the maximum reset rate, the lowest possible conversion price will be reset to HK$0.9843 and the maximum number of Shares to be issued by the Company upon full conversion of the Convertible Bonds 2011 at the lowest possible conversion price will be approximately 1,438,600,000 Shares.

LETTER FROM THE BOARD
     As at the Latest Practicable Date, the Company has an authorised share capital of US$50,000,000 divided into 5,000,000,000 Shares and a total of 3,668,390,900 Shares in issue. Taking into account approximately 1,438,600,000 Shares that may be issued upon full conversion of the Convertible Bonds 2011 at the lowest possible conversion price of HK$0.9843 per Share, the Company will have an issued share capital of about US$51,069,909. In the event of a full exercise of the conversion rights attaching to the outstanding Convertible Bonds 2011 at the lowest possible conversion price of HK$0.9843 per Share, the Company will not have sufficient authorised share capital for the issue and allotment of the additional Shares. As such, the Board proposed to increase the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 Shares of US$0.01 each. The proposed increase in authorised share capital of the Company is subject to Shareholders’ approval by way of an Ordinary Resolution to be proposed at the Special General Meeting.
     Subject to the approval of the increase in authorised share capital by the Shareholders, the Board proposed to amend bye-law 6.(A) of the Bye-Laws of the Company to reflect the increased authorised share capital of the Company. The proposed amendment to the Bye-Laws is subject to the approval of the Shareholders by way of the Special Resolution.
GENERAL
     Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/ by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules.
     The Independent Board Committee has been established to advise the Shareholders as to (i) the Revised Caps; (ii) the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance.
     The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Shareholders in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance. Given that no connected person which is a party to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions and the Special Resolution to be proposed at the Special General Meeting.
SPECIAL GENERAL MEETING
     A notice convening the Special General Meeting of the Company to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, February 12, 2007 at 9:00 a.m. for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions and the Special Resolution is set out on pages 76 to 78 of this circular.

LETTER FROM THE BOARD
     The Ordinary Resolutions in respect of the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance will be put forward to the Shareholders at the Special General Meeting to vote by poll. Given that no connected person who is a party to the Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance.
     The Ordinary Resolution in respect of the proposed increase in authorised share capital and the Special Resolution will be put forward to the Shareholders at the Special General Meeting to vote by a show of hands.
     There is enclosed a form of proxy for use at the Special General Meeting. Whether or not the Shareholders intend to be present at the Special General Meeting, they are requested to complete the form of proxy and return it to the office of the branch registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not prevent the Shareholders from attending and voting at the Special General Meeting or adjourned meeting (as the case may be) if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(iv)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the

LETTER FROM THE BOARD
Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant percentage, as the case may be, of the total issued share entitled to vote on the resolution in questions), then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATIONS
     Having considered the reasons set out herein, the Directors (including the independent non- executive Directors) are of the opinion that (i) the Revised Caps, the Additional Continuing Connected Transactions and the New Caps to be in the interest of the Group and that the terms of the framework agreements governing the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned; and (ii) the provision of the Financial Assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
     The proposed increase in authorised share capital of the Company and the proposed amendment to the Bye-Laws are necessary to cater for the possible reset of the Conversion Price of the Convertible Bonds 2011.
     Accordingly, the Directors also recommend the Shareholders to vote in favour of the Ordinary Resolutions and the Special Resolution.
ADDITIONAL INFORMATION
     Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
January 19, 2007
To the Shareholders
Dear Sir or Madam,
(1) REVISION OF CAPS FOR
RELEVANT CONTINUING CONNECTED TRANSACTIONS,
(2) ADDITIONAL CONTINUING CONNECTED TRANSACTIONS, AND
(3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
     We have been appointed as the Independent Board Committee to advise you in connection with (i) the Revised Caps; (ii) the terms of the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance, details of which are set out in the Letter from the Board in the circular to Shareholders dated January 19, 2007 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
     Having taken into account (i) the Revised Caps; (ii) the terms of the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 31 to 67 of the Circular, we are of the opinion that the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance are in the interest of the Company and the Shareholders as a whole and that (i) the Revised Caps; (ii) the terms of the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance are fair and reasonable so far as the Shareholders are concerned. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting to approve the Revised Caps, the Additional Continuing Connected Transactions and the New Caps and the Financial Assistance.
Yours faithfully,
Xu Bingjin
Independent non-executive Director

Song Jian	Jiang Bo
Independent non-executive Director	Independent non-executive Director

*	for identification purposes only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee and the independent Shareholders in respect of (i) the Revised Caps; (ii) the terms of the Additional Continuing Connected Transactions and the New Caps; and (iii) the Financial Assistance for inclusion in this circular.

Partners Capital International Limited
Unit 3906, 39/F, COSCO Tower
183 Queen’s Road Central
Hong Kong
January 19, 2007

To	the Independent Board Committee and the independent Shareholders
Dear Sirs,
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
INTRODUCTION
     We refer to our engagement to advise the Independent Board Committee and the independent Shareholders in respect of the Revised Caps, the terms of the Additional Continuing Connected Transactions (including the New Caps) and the Financial Assistance, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of this circular to the Shareholders dated January 19, 2007 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular and the Announcement.
     On December 16, 2005, certain members of the Group, namely Shenyang Automotive, Xing Yuan Dong, Dong Xing, Ningbo Yuming, ChenFa and Shenyang Brilliance Power, entered into respective framework agreements with JinBei, its subsidiaries and associates (other than Shenyang Automotive) and/or Shenyang Automotive (as the case may be) in relation to the Continuing Connected Transactions. On the other hand, on December 15, 2006, certain members of the Group, namely Shenyang Automotive, Xing Yuan Dong, Shenyang Jindong, Ningbo Ruixing, Shanghai Hidea and Mianyang Ruian, entered into respective framework agreements with JinBei, its subsidiaries and associates (other than Shenyang Automotive) and/or Shenyang Automotive (as the case may be) in relation to the Additional Continuing Connected Transactions. In addition, on December 15, 2006, Shenyang Automotive and Xing Yuan Dong and Xing Yuan Dong and JinBei also entered into agreements in relation to the Financial Assistance. Details of the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the Financial Assistance are set out in the Letter from the Board. Given that each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules, the Relevant Continuing Connected

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
Transactions, the Additional Continuing Connected Transactions and the Financial Assistance constituted connected transactions under Chapter 14A of the Listing Rules and were subject to independent Shareholders’ approval at a special general meeting. At the 2006 SGM, the Shareholders approved the Continuing Connected Transactions and the Caps.
     We note from the Letter from the Board that, at the time of the preparation of the 2006 Interim Results in the third quarter of 2006, it was brought to the attention of the Company that the monetary value of the transactions occurred between the parties in respect of certain Relevant Continuing Connected Transactions for the six months ended June 30, 2006 have exceeded the Caps for the financial year ended December 31, 2006 as approved by the Shareholders at the 2006 SGM. Action was immediately taken after the finalization of 2006 Interim Results in late September 2006 to ascertain whether the Caps for the Continuing Connected Transactions for the financial year ended December 31, 2006 would be exceeded and to ensure compliance of the Caps, as well as to re-evaluate the sufficiency of the Caps for the two financial years ending December 31, 2008 in light of the actual monetary value of the transactions for the six months ended June 30, 2006 and the performance of the Company in 2006. Upon completion of the lengthy review process, the Company took immediate actions to remedy the situation. As a result, the Directors proposed to revise the relevant Caps in respect of the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008.
     As the Relevant Continuing Connected Transactions will be carried out under respective framework agreements entered into on December 16, 2005, no new agreements will be entered into for the Relevant Continuing Connected Transactions as a result of the Revised Caps. Pursuant to the principal terms of the framework agreements dated December 16, 2005, the Relevant Continuing Connected Transactions have been and will be carried out for the three financial years ending December 31, 2008. Particulars of the framework agreements for the Relevant Continuing Connected Transactions are set out in the sub-paragraphs A1 to A5, B1 to B3 and C1, C4 to C7 in the paragraph headed “The Continuing Connected Transactions” in the Announcement. Pursuant to the Listing Rules, the Company is required to revise the caps in relation to the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008 and obtain approval from independent Shareholders in respect of the Revised Caps. Besides, given that the Additional Continuing Connected Transactions (including the New Caps) and the Financial Assistance constitute connected transactions under Chapter 14A of the Listing Rules, approvals from independent Shareholders are required. In this regard, Partners Capital International Limited has been appointed as the independent financial adviser to the Independent Board Committee and the independent Shareholders in relation to the Revised Caps, the terms of the Additional Continuing Connected Transactions (including the New Caps) and the Financial Assistance.
     Partners Capital International Limited is not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates and is independent pursuant to Rule 13.84 of the Listing Rules and is therefore considered suitable to give independent advice to the Independent Board Committee and the independent Shareholders. Apart from normal professional fees payable to Partners Capital International Limited in connection with this appointment, no arrangement exists whereby Partners Capital International Limited will receive any fees or benefits from the Company or the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms and conditions of the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the Financial Assistance, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, the Company, Shenyang Automotive, Xing Yuan Dong, Dong Xing, Ningbo Yuming, ChenFa, Shenyang Brilliance Power, Shenyang Jindong, Ningbo Ruixing, Shanghai Hidea, Mianyang Ruian, JinBei and the JinBei Group and their respective associates nor have we carried out any independent verification of the information supplied.
THE CONTINUING CONNECTED TRANSACTIONS
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Continuing Connected Transactions, we have considered the following principal factors and reasons:
     1. Background of and reasons for the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automobile components in the PRC. The Group also includes a jointly controlled entity with BMW to manufacture and distribute BMW sedans in the PRC.
•	Overview
     As set out in the Letter from the Board, during the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an on-going basis. The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. Shenyang Automotive is a 51% owned subsidiary of the Company and 39.1% equity interest is owned by JinBei and the remaining 9.9% is owned by an independent third party. At the 2006 SGM, the Shareholders approved the Continuing Connected Transactions and the Caps. As further set out in the Letter from the Board, at the time

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
of preparation of the 2006 Interim Results in the third quarter of 2006, it was brought to the attention of the Company that the monetary value of the transaction occurred between the parties in respect of the Relevant Continuing Connected Transactions may exceed the Caps for the financial year ended December 31, 2006 as approved by the Shareholders at the 2006 SGM. Upon completion of the lengthy review process, it was then noted that the Caps for some of the Relevant Continuing Connected Transactions had exceeded or will exceed for the financial year ended December 31, 2006. The Company therefore took immediate action to seek approval for the Revised Caps. The Relevant Continuing Connected Transactions are analyzed in the same numbering as in the Announcement.
•	Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)
     As set out in the Letter from the Board, the manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. With the close proximity of the manufacture facilities of the Group and the JinBei Group, and the fact that most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans, it is more cost-effective for the Group to purchase materials and automotive components from the JinBei Group in terms of procurement lead time and transportation cost when compared with other suppliers. In addition, we were advised by the Company that there are only limited independent suppliers who possess the specific production lines for supplying the specific automotive components for the Group’s production.
     On the other hand, in view of the substantial growth experienced in 2006, the Group anticipates that there will be a continued growth in the automobile industry in the PRC during the two years ending December 31, 2008 which will lead to an increase in demand for existing models of minibuses and sedans manufactured by the Group. In addition, the Group has been launching and will continue to launch new models of minibuses and sedans. Accordingly, the Group expects that the purchase of materials and automotive components for production will increase in general. Thus, the purchase of materials and automotive components for production from the JinBei Group will also increase.
     According to the statistics from the China Automobile Industry Association of the PRC, the total number of sedans produced for the ten months ended October 30, 2006 amounted to approximately 3.14 million vehicles, representing an increase of approximately 40% from that of the corresponding period in year 2005 whilst the total number of commercial vehicles produced for the ten months ended October 30, 2006 amounted to approximately 1.67 million vehicles, representing an increase of approximately 13.6% from that of the corresponding period in year 2005. As such, we consider that the prevailing trend of growth supports the Group’s view about the growth of automobile industry in the PRC during the two years ending December 31, 2008.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     Based on the above, we consider that it is beneficial for the Group to enter into the relevant agreements with the JinBei Group to secure a stable supply of raw materials for the Group.
•	Rationale for the Transactions (B1) and (B2)
     As advised by the Company, it was a strategic move of the Group to set up its own production lines, via different subsidiaries including ChenFa and Dongxing, for various key automotive components for the production of minibuses and sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Moreover, the reliance on other suppliers of key components by the Group could be reduced after the Group runs its own production lines of certain key components. Furthermore, the Group can ensure the quality of the automotive components as well as the automobiles of the Group when the Group purchases engines and other key automotive components from Shenyang Automotive given that the Group can exercise control over Shenyang Automotive.
     ChenFa has been engaged in the production of power trains for sedans of the Group whilst Dongxing has been engaged in the production of press parts for minibuses and sedans of the Group. In addition, Shenyang Automotive, being a 51% subsidiary, has been engaged in the import of gear boxes and steel for the Group’s minibuses and sedans as Shenyang Automotive possesses the import/export rights.
     ChenFa procures imported gear boxes from Shenyang Automotive and compressors and engines from independent third parties respectively for the production of power trains for sedans of the Group whilst Dongxing procures imported steel from Shenyang Automotive for the production of press parts for minibuses and sedans of the Group.
     Based on the above, we consider that there are strong commercial rationales for ChenFa and Dongxing to enter into respective framework agreements with Shenyang Automotive for the procurement of raw materials for the production of automotive components.
•	Rationale for the Transaction (B3)
     As advised by the Company, it was a strategic move of the Group to set up its own production lines of power trains via Shenyang Brilliance Power for the production of the sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Shenyang Brilliance Power was established in December 2004 to produce power trains for the Group’s sedans. As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive and other materials from other suppliers for production of power trains for the Group’s sedans and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans (i.e. Transaction (C7) below).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     As further advised by the Company, the engine in an automobile resembles the heart in human body, and thus it is important for the Group, as an automobiles manufacturer, to secure a stable supply of quality power trains. Given that the Group can exercise both managerial and operational control over Shenyang Automotive, Shenyang Brilliance Power can ensure the quality of engines procured from Shenyang Automotive are up to standard for its onward production of power trains.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreement with Shenyang Brilliance Power for the Group to carry out its normal operation of production of the sedans of the Group.
•	Rationale for the Transaction (C1)
     As advised by the Company, Shenyang Automotive imports steels from independent third parties from overseas and sells some of the imported steel to the JinBei Group for further processing. After using the steel to manufacture automotive components, the JinBei Group sells the processed automotive components back to Shenyang Automotive (which is included as part of the Transaction (A1) above) and the latter will use the automotive components for its own assembly process as automobile manufacturer. In addition, Shenyang Automotive also sells automotive components to the JinBei Group for its own assembly process as automobile manufacturer. As the Group anticipates that there will be a growth in the automobile industry in the PRC in general during the two years ending December 31, 2008, the Group expects that the sale of steels and other automotive components to the JinBei Group, which will then produce automotive components therefrom, will increase.
     Based on the above, we consider that it is beneficial for Shenyang Automotive to enter into the relevant agreement with the JinBei Group to secure a stable customer, as well as a stable supplier, for the Group.
•	Rationale for the Transactions (C4), (C5) and (C6)
     We were advised by the Company that Xing Yuan Dong has been engaged in the production of rear axles, seats, carpets and certain other automotive components for minibuses and sedans of the Group. In addition, ChenFa has been engaged in the production of power trains for sedans of the Group whilst Dongxing has been engaged in the production of press parts for minibuses and sedans of the Group.
     As advised by the Company, the general production flow would be having Dongxing, Xing Yuan Dong and ChenFa to sell the relevant processed automotive components to Shenyang Automotive for onward assembly of minibuses and sedans of the Group by the latter whilst Shenyang Automotive purchases other raw materials in order to complete the assembly process of minibuses and sedans of the Group.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreements for the Group to carry out its normal operation of production of minibuses and sedans of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
•	Rationale for the Transaction (C7)
     As advised by the Company, it was a strategic move of the Group to set up its own production lines of power trains via Shenyang Brilliance Power for the production of the sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Shenyang Brilliance Power was established in December 2004 to produce power trains for the Group’s sedans. As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive for production of power trains for the Group’s sedans (i.e. Transaction (B3) above) and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans.
     As further advised by the Company, the engine in an automobile resembles the heart in human body, and thus it is important for the Group, as an automobiles manufacturer, to secure a stable supply of quality power trains from Shenyang Brilliance Power for Shenyang Automotive’s onward production of the Group’s sedans.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreement with Shenyang Brilliance Power for the Group to carry out its normal operation of production of the sedans of the Group.
•	Rationale for the Additional Continuing Connected Transactions
     As advised by the Company, the Group has been launching new models of Zhonghua sedans and minibuses from time to time. In particular, the Group plans to launch new models of Zhonghua sedans and minibuses in 2007 and 2008 which will require new components. Thus, the Company proposed to enter into the Additional Continuing Connected Transactions. The Additional Continuing Connected Transactions would include (a) purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive and (b) sale of materials and automotive components by members of the Group to connected persons.
     Given that the Group can exercise control over Shenyang Automotive, the Group can ensure the quality of the automotive components when the Group purchases automotive components from Shenyang Automotive. Meanwhile, Shenyang Automotive purchases raw materials and the processed automotive components from various members of the Group in order to complete the assembly process of minibuses and sedans of the Group. On the other hand, JinBei and its subsidiaries and associates (other than Shenyang Automotive) purchase raw materials and the processed automotive components from Shenyang Jindong in order to complete the assembly process of minibuses and sedans of the Group. As such, it is commercially justifiable for the Group to enter into the relevant framework agreements in respect of the Additional Continuing Connected Transactions to facilitate the smooth productions of minibuses and sedans of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     On the other hand, we note from the relevant terms of the framework agreements for the Additional Continuing Connected Transactions that (i) the purchase of materials and automotive components by members of the Group are to be provided from Shenyang Automotive would be on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong and/or Shenyang Jindong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations; and (ii) the sale of materials and automotive components by members of the Group to connected persons (i.e. JinBei and its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive) would be on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong and/or Ningbo Ruixing and/or Shanghai Hidea and/or Mianyang Ruian from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations. Given that the price will be agreed with primary reference to the then prevailing market rate which can be obtained from independent third parties of comparable quality and quantity, we consider that such pricing policy is fair and reasonable and in the interest of the Shareholders and Company as a whole.
     However, given that the Additional Continuing Connected Transactions would be new continuing connected transactions for the Company, there were no historical transactions for our review and analysis. Nevertheless, upon our review of the comparable transactions of the Relevant Continuing Connected Transactions, we note that the pricing for the past transactions of the Relevant Continuing Connected Transactions were comparable to the pricing the Group could obtain from independent third party suppliers (or purchasers) for similar purchase of materials and automotive components. As such, we have ground to believe the Additional Continuing Connected Transactions will be carried out in a similar fashion.
     Based on the above, we consider that it is beneficial and essential for the Group to enter into the relevant framework agreements in respect of the Additional Continuing Connected Transactions for the Group to carry out its normal operation of production of the minibuses and sedans of the Group.
     Against all the background as mentioned above, we consider that there is a strong rationale for the Company and/or its subsidiaries (as the case may be) to enter into the relevant framework agreements with the relevant connected parties relating to the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions.
     2. Proposed maximum caps for the Continuing Connected Transactions
     The estimated maximum annual amounts and the approved Caps for financial year ended December 31, 2006, the Revised Caps for the two financial years ending December 31, 2008 and the historical figures of the Relevant Continuing Connected Transactions for the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
two financial years ended December 31, 2005 and the six months ended June 30, 2006 and the New Caps are set out as follows:

					Estimated
					maximum
				Historical	annual
		Historical		figures	amounts
		figures		in RMB’000	in RMB’000	Revised Caps
		in RMB’000		for the	for the	in RMB’000
		for the financial		six months	financial	for the financial
	Relevant Continuing	year ended		ended	year ended	year ending
	Connected Transaction	December 31,		June 30,	December 31,	December 31,
		2004	2005	2006	2006	2007	2008
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	232,978	265,831	248,215	740,000 230,000 (Note)	1,300,000	1,900,000

2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	67,306	108,727	76,814	280,000 280,000 (Note)	320,000	420,000

3.	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	2,204	7,074	9,554	18,000 4,000 (Note)	18,000	18,000

4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	9,782	2,086	3,126	12,000 5,000 (Note)	16,000	19,000

5.	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	23,048	388	1,216	3,600 500 (Note)	5,600	6,900

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

					Estimated
					maximum
				Historical	annual
		Historical		figures	amounts
		figures		in RMB’000	in RMB’000	Revised Caps
		in RMB’000		for the	for the	in RMB’000
		for the financial		six months	financial	for the financial
	Relevant Continuing	year ended		ended	year ended	year ending
	Connected Transaction	December 31,		June 30,	December 31,	December 31,
		2004	2005	2006	2006	2007	2008
B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

1.	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	31,488	21,822	39,345	83,000 25,000 (Note)	83,000	83,000

2.	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	6,558	14,685	20,325	48,000 35,000 (Note)	60,000	87,000

3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Nil	Nil	Nil	104,000 104,000 (Note)	880,000	1,130,000

C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	28,864	69,331	39,724	162,000 85,000 (Note)	280,000	387,000

4.	Sale of materials and automotive components by Dongxing to Shenyang Automotive	124,201	132,074	111,924	252,000 150,000 (Note)	410,000	560,000

5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	2,626,066	1,460,571	1,027,100	2,600,000 2,600,000 (Note)	3,800,000	5,200,000

6.	Sale of materials and automotive components by ChenFa to Shenyang Automotive	370,922	223,922	372,497	1,200,000 560,000 (Note)	1,900,000	2,400,000

7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Nil	Nil	Nil	106,000 106,000 (Note)	900,000	1,150,000

Note:	the figures in italic set out in the above table are the approved Caps for the year ended December 31, 2006.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

					Estimated
					maximum
				Historical	annual
		Historical		figures	amounts	Maximum
		figures		in RMB’000	in RMB’000	amounts in
		in RMB’000		for the	for the	RMB’000
		for the financial		six months	financial	for the financial
	Additional Continuing	year ended		ended	year ended	year ending
	Connected Transactions	December 31,		June 30,	December 31,	December 31,
		2004	2005	2006	2006	2007	2008
•	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

1.	Purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive	Nil	Nil	Nil	Nil	350,000	530,000

2.	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive	Nil	Nil	Nil	Nil	1,500	1,700

•	Sale of materials and automotive components by members of the Group to connected persons

1.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Nil	Nil	Nil	Nil	1,100	1,100

2.	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive	Nil	Nil	Nil	Nil	138,000	145,000

3.	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive	Nil	Nil	Nil	Nil	6,700	7,300

4.	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive	Nil	Nil	Nil	Nil	8,500	9,600

5.	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive	Nil	Nil	Nil	Nil	43,000	47,000

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     For the purpose of identifying the respective trend in the Revised Caps, we focus our analysis on the period for the two financial years ended December 31, 2005 and the six months ended June 30, 2006 as follows:
•	Transactions (A1), (A3), (A4) and (A5)
          Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to the Group by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive, Dongxing, Ningbo Yuming and ChenFa, respectively from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of minibuses and sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

–	(Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.), one of the suppliers of main decelerator assemblies became a member of the JinBei Group in December 2005. As the Caps were calculated by reference to historical information up to June 30, 2005, purchases from (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.) were not included in the Cap for Relevant Continuing Connected Transaction (A3). However, as a result of the said restructuring, the Revised Caps will include these purchases from (Shen Yang Saic Brilliance Automobile Transmission Co., Ltd.).
          As set out in the Letter from the Board, the actual amount of the transactions occurred between the parties in respect of Relevant Continuing Connected Transactions (A1), (A3) and (A5) set out in the above table for the six months ended June 30, 2006 exceeded the approved Caps for the financial year ended December 31, 2006 as approved by the Shareholders at the 2006 SGM. Upon review of the comparable past transactions of the Group, on a sample basis, we note that the pricing for the past transactions of the Relevant Continuing Connected Transactions (A1), (A3), (A4) and (A5) were comparable to the pricing the Group could obtain from independent third party suppliers for similar materials and automotive components but it would be difficult for the Company to obtain the relevant raw materials and automotive components for a large volume from independent suppliers with the same specifications and quality.
          On the other hand, we were advised by the Company that the prices of raw materials are expected to remain fairly constant for the two coming financial years. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production. As advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. Accordingly, with the fairly constant price level and projected increasing production volume and taking into account the fact that the actual amount of the transactions occurred between the parties in respect of Relevant Continuing Connected Transactions (A1), (A3) and (A5) set out in the above table for the six months ended June 30, 2006 exceeded the approved Caps for the financial year ended December 31, 2006 as approved by the Shareholders at the 2006 SGM, it is

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
understandable that the purchase of materials and automotive components by members of the Group from the JinBei Group is expected to be on a more rapidly increasing trend for the two years ending December 31, 2008. Furthermore, by annualising the respective historical figures for each of the Transactions (A1), (A3), (A4) and (A5) for the six months ended June 30, 2006 and excluding any seasonal effects, the theoretical transacted amounts for the year ended December 31, 2006 for the Transactions (A1), (A3), (A4) and (A5) would represent increases of approximately 86.7%, 170.1%, 199.7% and 526.8% respectively as compared to the actual historical figures for each of the Transactions (A1), (A3), (A4) and (A5) for the year ended December 31, 2005. Meanwhile, we note that the growth rate of the Revised Caps for the Transactions (A1), (A3), (A4) and (A5) ranges from 0.0% to 75.7% for the two years ending December 31, 2008 which are lower than the theoretically estimated growth rate for the year ended December 31, 2006. Based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)”, the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold) and the aforementioned, we consider that the annual growth rate of the respective Revised Cap for the Transactions (A1), (A3), (A4) and (A5) is justifiable.
          On the above basis, we are of the view that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (A2)
          Pursuant to the relevant framework agreement, the materials and automotive components are to be provided to the Group by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming two financial years; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the anticipated increase in sales of minibuses and sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
          Upon review of the comparable past transactions of the Group, on a sample basis, we note that the pricing for the past transactions of the Relevant Continuing Connected Transaction (A2) were comparable to the pricing the Group could obtain from independent third party suppliers for similar materials and automotive components. On the other hand, we were advised by the Company that the prices of raw materials are expected to remain fairly constant for the two coming financial years but it will be difficult for the Company to obtain the relevant raw materials for a large volume from independent suppliers with the same specifications and quality. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production.
          We note that from January 1, 2006 onwards, Xing Yuan Dong purchases rear axles parts from the JinBei Group for its rear axles assembly operations. As advised by the Company, Xing Yuan Dong has been purchasing rear axles parts from an independent third party supplier. However, given that such independent third party supplier was acquired by the JinBei Group in late 2005, the transaction contemplated thereunder constitutes continuing connected transactions and the expected purchase amounts were included in the Cap. To this end, the levels of Cap are much higher than the historical amounts. In addition, the Group anticipates that the growth in unit

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
sales of deluxe minibuses will remain strong. As advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. Accordingly, with the fairly constant price level and projected increasing production volume, it is understandable that the purchase of materials and automotive components by members of the Group from the JinBei Group is expected to be on an uptrend for the two years ending December 31, 2008. Furthermore, by annualising the historical figure for the Transaction (A2) for the six months ended June 30, 2006 and excluding any seasonal effects, the theoretical transacted amount for the year ended December 31, 2006 for the Transaction (A2) would represent an increase of approximately 41.3% as compared to the actual historical figure for the Transaction (A2) for the year ended December 31, 2005. Meanwhile, we note that the growth rate of the Revised Caps for the Transaction (A2) would be 14.3% and 31.3% respectively for the two years ending December 31, 2008 which are lower than the theoretically estimated growth rate for the year ended December 31, 2006. Based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)”, the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold) and the aforementioned, we consider that the annual growth rate of the Revised Caps for the Transaction (A2) is justifiable.
          On the above basis, we are of the view that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transactions (B1) and (B2)
          Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to ChenFa and Dongxing by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by ChenFa or Dongxing (as the case may be) respectively from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming two financial years;

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–	the anticipated increase in sales of minibuses and sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006;

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

–	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties.
          Given that ChenFa has not purchased the imported geared boxes from independent third parties and Dongxing has not purchased the imported steel from independent third parties, we were advised by the Company that there were no comparable transactions for the above materials and automotive components available for our comparison. On the other hand, we were advised by the Company that the prices of the relevant raw materials, such as the imported gear boxes and imported steel, to be purchased by ChenFa and Dongxing from Shenyang Automotive are expected to remain fairly constant for the two years ending December 31, 2008. In addition, the Group anticipates that the growth in unit sales of deluxe minibuses will remain strong. As further advised by the Company, the Group intends to further develop the market of automotive components in the PRC. As advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. In addition, by annualising the respective historical figures for each of the Transactions

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
(B1) and (B2) for the six months ended June 30, 2006 and excluding any seasonal effects, the theoretical transacted amounts for the year ended December 31, 2006 for the Transactions (B1) and (B2) would represent increases of approximately 260.6% and 176.8% respectively as compared to the actual historical figures for each of the Transactions (B1) and (B2) for the year ended December 31, 2005. Meanwhile, we note that the growth rate of the Revised Caps for the Transactions (B1) and (B2) ranges from 0.0% to 45.0% for the two years ending December 31, 2008 which are lower than the theoretically estimated growth rate for the year ended December 31, 2006. Furthermore, based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)” and the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold), ChenFa and Dongxing will increase their respective production volumes of automotive components and thus, increase their purchases from Shenyang Automotive for the production of automotive components.
          On the above basis, we consider that the annual growth rate of the respective Revised Cap for the Transactions (B1) and (B2) is justifiable and we are of the view that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (B3)
          Pursuant to the relevant framework agreement, the materials and automotive components are to be provided to Shenyang Brilliance Power by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

–	the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
          As advised by the Company, Shenyang Brilliance Power delayed the trial production from the first half of 2006 to the second half of 2006, and thus, the production volume of the power trains is expected to be low in 2006 and would not be appropriate to be used for comparison purposes. As advised by the Company, Shenyang Brilliance Power is responsible for the production of power train for those mid-priced sedans which have smaller engines. The Company plans to commence formal production of the power train for those mid-priced sedans which have smaller engines in 2007 and launch the relevant new model of Zhonghua sedans to the market. The Company expects that the initial demand may not be as huge as the existing model of Zhonghua sedans but the Company is optimistic about the growth in the sale volume of those mid-priced sedans. In addition, having taken into account that (i) the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005 and the Group intends to further expand the export market in 2007 and 2008; and (ii) the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold), the Directors anticipated that the sales of minibuses and sedans in the financial years 2007 and 2008 will experience a great rise in demand for the power trains produced by Shenyang Brilliance Power. We were further advised by the Company that the number of Zhonghua sedans sold for the 11 months ended November 30, 2006 amounted to roughly 55,000 sedans, of which roughly 30,000 sedans belonged to a new model of sedans launched in 2006. On the assumption that the sale volume of those new models of mid-priced sedans could follow the trend of the actual sale of Zhonghua sedans (in particular the 2006 new model of Zhonghua sedans) in 2006, the monetary value for the Revised Caps for the years ending

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
December 31, 2007 and 2008 would be significant given that the cost of power train accounts for a substantial portion of the total cost of an automobile due to its importance and craftsmanship.
          On the above basis, we consider that the annual growth rate of the Revised Caps for the Transaction (B3) is justifiable and we are of the view that the bases on which the Revised Caps for Transaction (B3) were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transaction (C1)
          Pursuant to the relevant framework agreement, the automobiles, materials and automotive components are to be provided by Shenyang Automotive to the JinBei Group on terms which are no less favourable than the terms which can be offered by Shenyang Automotive to independent third parties for sales of automobiles, materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming two financial years;

–	the anticipated sales of minibuses and sedans in the coming two financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
          As stated in the sub-paragraph headed “Rationale for Transaction (C1)” above, the JinBei Group will purchase certain materials, such as imported steel, from Shenyang Automotive for the production of automotive components for onward sale to Shenyang Automotive and other customers. Taking into account that the Group launched new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices and the Group experienced strong growth in the sale of Zhonghua sedans during the six months ended June 30, 2006, the Company anticipates that the automobile industry in the PRC will continue to grow and the demand for the Group’s minibuses and sedans will increase more rapidly. In particular, the Group anticipates that the growth in unit sales of Zhonghua sedans and deluxe minibuses will remain strong. Thus, the demand for the automotive components produced by the JinBei Group, some of which are produced from those raw materials supplied by Shenyang Automotive, will increase accordingly. In addition, by annualising the respective historical figures for each of the Transaction (C1) for the six months ended June 30, 2006 and excluding any seasonal effects, the theoretical transacted amount for the year ended December 31, 2006 for the Transaction (C1) would represent an increase of approximately 14.6% as compared to the actual historical figure for the Transaction (C1) for the year ended December 31, 2005. Meanwhile, we note that the growth rate of the Revised Caps for the Transaction (C1) would be 72.8% and 38.2% for the two years ending December 31, 2008 which are higher than the theoretically estimated growth rate for the year ended December 31, 2006. We were advised by the Company that the increase was substantially driven by the increase in the sale of imported steel to JinBei Group. As set out in the paragraph headed “Rationale for the Transaction (C1)”, Shenyang Automotive imports steels from independent third parties from overseas and sells some of the imported steel to the JinBei Group for further processing. After using the steel to manufacture automotive components, the JinBei Group sells the processed automotive components back to Shenyang Automotive (which is included as part of the Transaction (A1) above) and the latter will use the automotive components for its own assembly process as automobile manufacturer. Accordingly, the expected growth in the Transaction (C1) for the two years ending December 31, 2008 would be highly correlated to the growth of the Transaction (A1). As illustrated in the sub- paragraph headed “Transaction (A1), (A3), (A4) and (A5)” above, the theoretical transacted amount for the year ended December 31, 2006 for the Transaction (A1) would represent an increase of approximately 86.7% whilst the growth in Revised Caps for the Transaction (A1) would be 75.7% and 46.2% for the two years ending December 31, 2008 respectively. We note that the growth in the Revised Caps for the Transaction (C1) would be lower than those for the Transaction (A1).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
          On the above basis, we consider that the annual growth rate of the respective Revised Cap for the Transaction (C1) is justifiable and we are of the view that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
•	Transactions (C4), (C5) and (C6)
          Pursuant to the relevant framework agreements, the materials and automotive components are to be provided by members of the Group, namely Dongxing, Xing Yuan Dong and ChenFa, to Shenyang Automotive on terms which are no less favourable than the terms which can be offered by Dongxing, Xing Yuan Dong and ChenFa respectively to independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

–	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of minibuses and sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
          Given that (i) the Group launched new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices; (ii) the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold); (iii) the Group anticipates that the growth in unit sales of deluxe minibuses will remain strong; and (iv) the Group intends to further develop the market of automotive components in the PRC, it is understandable that the sales of automotive components by members of the Group to Shenyang Automotive are expected to increase for the two years ending December 31, 2008.
          We were advised by the Company that the prices of automotive components to be purchased by Shenyang Automotive are expected to remain fairly constant for the two coming financial years as the prices of the raw materials purchased by Dongxing, Xing Yuan Dong and ChenFa for the production of the automotive components have been relatively stable over the past few years. Furthermore, by annualising the respective historical figures for each of the Transactions (C4), (C5) and (C6) for the six months ended June 30, 2006 and excluding any seasonal effects, the theoretical transacted amounts for the year ended December 31, 2006 for the Transactions (C4), (C5) and (C6) would represent increases of approximately 69.5%, 40.6% and 232.7% respectively as compared to the actual historical figures for each of the Transactions (C4), (C5) and (C6) for the year ended December 31, 2005. Meanwhile, we note that the growth rate of the Revised Caps for the Transactions (C4) would be 62.7% and 36.6% for the two years ending December 31, 2008 which are lower than the theoretically estimated growth rate for the year ended December 31, 2006. In addition, we note that the growth rate of the Revised Caps for the Transactions (C5) would be 46.2% and 36.8% for the two years ending December 31, 2008 which are similar to the theoretically estimated growth rate for the year ended December 31, 2006. On the other hand, we note that the growth rate of the Revised Caps for the Transactions (C6) would be 58.3% and 26.3% for the two years ending December 31, 2008 which are lower than the theoretically estimated growth rate for the year ended December 31, 2006.
          On the above basis, we are of the view that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
•	Transaction (C7)
          Pursuant to the relevant framework agreement, the materials and automotive components are to be provided by Shenyang Brilliance Power to Shenyang Automotive on terms which are no less favourable than the terms which can be offered by Shenyang Brilliance Power to independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant Revised Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

–	the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
          As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive for production of power trains for the Group’s sedans (i.e. Transaction (B3) above) and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans. As further advised by the Company, all the power trains to be produced by Shenyang Brilliance Power would be supplied to Shenyang Automotive only. As such, the Caps for Transaction (C7) have strong link to that of Transaction (B3) and show similar trend and accordingly, the expected growth in the Transaction (C7) for the two years ending December 31, 2008 would be highly correlated to the growth of the Transaction (B3). As advised by the Company, Shenyang Brilliance Power delayed the commencement of trial production from the first half of 2006 to the second half of 2006, and thus, the production volume of the power trains as well as the sale volume of the power trains sold by Shenyang Brilliance Power to Shenyang Automotive are both expected to be low in 2006 and would not be appropriate to be used for comparison purposes. The Company plans to commence formal production of the power train for those mid- priced sedans which have smaller engines in 2007 and launch the relevant new model of Zhonghua sedans to the market. The Company expects that the initial demand may not be as huge as the existing model of Zhonghua sedans but the Company is optimistic about the growth in the sale volume of those mid-priced sedans. In addition, having taken into account that (i) the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005 and the Group intends to further expand the export market in 2007 and 2008; (ii) the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold); and (iii) the Revised Caps for the Transaction (B3), the Directors anticipated that the sales of minibuses and sedans in the financial years 2007 and 2008 will experience a great rise in demand for the power trains produced by Shenyang Brilliance Power which eventually will lead to a significant increase in the monetary value for the Revised Caps for the years ending December 31, 2007 and 2008. We note that the growth in the Revised Caps of the Transaction (C7) for the two years ending December 31, 2008 would be similar to that of the Transaction (B3).
          On the above basis, we are of the view that the bases on which the Revised Caps for Transaction (C7) were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
          Based on the above, we consider that the bases on which the Revised Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
•	Additional Continuing Connected Transactions
(a)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
          Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to Xing Yuan Dong or Shenyang Jindong (as the case may be) by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong or Shenyang Jindong (as the case may be) from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant New Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

–	the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
     The Additional Continuing Connected Transactions will be new continuing connected transactions of the Company and we were advised by the Company that there were no comparable transactions for the above materials and automotive components available for our comparison. As advised by the Company, Shenyang Automotive imports engines from independent third party suppliers and sell those engines to Xing Yuan Dong for further processing into engine assemblies whilst Shenyang Jindong will purchase automotive fitting, including center control locks, gear oil and core of front heaters, for further processing and assembly. As further advised by the Company, the Group plans to launch new models of minibuses and Zhonghua sedans in 2007 and 2008, and thus the Group will require new components and suppliers. The engine assemblies produced by Xing Yuan Dong and the automotive fittings processed by Shenyang Jindong will be used in new models of minibuses and Zhonghua sedans in 2007 and 2008. The anticipated amount for the imported engines will account for a substantial part of the maximum amounts of the purchase of Xing Yuan Dong from Shenyang Automotive for the two years ending December 31, 2008. As advised by the Company, in order to comply with the stricter environmental protection requirements of the PRC government, the Group would use Euro III standards engines, which would emit fewer pollutants, in majority of the minibuses and Zhonghua sedans of the Group whereas the Group only use Euro III standards engines in some of its minibuses and Zhonghua sedans currently. Taking into account that the Group launched new model of mid- priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices and the substantial growth in sales experienced in 2006, the Company anticipates that the automobile industry in the PRC will continue to grow and the demand for the Group’s minibuses and sedans will increase more rapidly. In particular, the Group anticipates that the growth in unit sales of Zhonghua sedans and deluxe minibuses will remain strong. As further advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. Furthermore, based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)” and the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold), Xing Yuan Dong and Shenyang Jindong will increase their respective production volumes of automotive components and thus, increase their purchases from Shenyang Automotive for the production

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
of automotive components. Specifically, the Company estimated the New Caps based on (i) the internally projected sale volume of new models of minibuses and Zhonghua sedans of the Group in year 2007 and year 2008; (ii) the anticipated size of the automobile industry in the PRC and the projected market share of the Group in year 2007 and year 2008; (iii) the projected export sales of the Group in respect of the minibuses and Zhonghua sedans of the Group in the year 2007 and year 2008; (iv) the transition of the usage of Euro III standards engines in the minibuses and Zhonghua sedans of the Group in 2007 and 2008; and (v) the respective production plan of Xing Yuan Dong and Shenyang Jindong.
          On the above basis, we are of the view that the bases on which the New Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
(b)	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)
          Pursuant to the relevant framework agreement, the materials and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
          The Board has taken into account the following factors to determine the relevant New Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

–	the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
     The Additional Continuing Connected Transactions will be new continuing connected transactions of the Company and we were advised by the Company that there were no comparable transactions for the above materials and automotive components available for our comparison. As advised by the Company, Shenyang Jindong will manufacture matching components including reinforcement panels of front wheel mudguard wings and reinforcement panels of rear wheel mudguard wings and these matching components will be sold to JinBei and its subsidiaries and associates. As further advised by the Company, the Group plans to launch new models of its minibuses and Zhonghua sedans in 2007 and 2008, and thus the Group will require new components and suppliers. In addition, the Group anticipates that the growth in unit sales of Zhonghua sedans and deluxe minibuses will remain strong. As further advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. Furthermore, based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)” and the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold), the demand for the automotive components produced by the JinBei Group, some of which are produced from those raw materials supplied by Shenyang Jindong, will increase accordingly. Specifically, the Company estimated the New Caps based on (i) the internally

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
projected sale volume of new models of minibuses and Zhonghua sedans of the Group in year 2007 and year 2008; (ii) the projected export sales of the Group in respect of the minibuses and Zhonghua sedans of the Group in the year 2007 and year 2008; and (iii) the production plans of Shenyang Jindong in respect of its sale to JinBei and its subsidiaries and its associates.
     On the above basis, we are of the view that the bases on which the New Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
(c)	Sale of materials and automotive components by members of the Group to Shenyang Automotive
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to Shenyang Automotive by Ningbo Ruixing, Shanghai Hidea, Mianyang Ruian and Shenyang Jindong (as the case may be) on terms which are no less favourable than the terms which can be obtained by Ningbo Ruixing, Shanghai Hidea, Mianyang Ruian or Shenyang Jindong (as the case may be) from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant New Caps:
–	the anticipated growth of the automobile industry in the PRC in the two financial years ending December 31, 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

–	the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years;

–	the anticipated increase in sales of sedans in the coming two financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC;

–	the substantial growth experienced in 2006 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending December 31, 2008, which will lead to an increase in demand for products of the Group;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
–	the favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Interim Report, Shenyang Automotive sold 37,571 minibuses and 19,398 Zhonghua sedans in the first half of 2006, representing an increase of 27.50% and 321.90% from the corresponding period in 2005, with the growth of Zhonghua sedans sales expected to further accelerate subsequent to the first half of 2006; and

–	the intended increase in the export of minibuses and sedans to overseas markets such as Europe and Egypt in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties.
     The Additional Continuing Connected Transactions will be new continuing connected transactions of the Company and we were advised by the Company that there were no comparable transactions for the above materials and automotive components available for our comparison. Advised by the Company, Ningbo Ruixing will provide automotive components such as front axles, view mirrors, suspension, carpet and roof pad to Shenyang Automotive for onward assembly whilst Shanghai Hidea will provide design services to Shenyang Automotive in respect of inner and outer decorations of minibuses and Zhonghua sedans. In addition, Mianyang Ruian will provide automotive components such as cylinder heads of engines and camshafts to Shenyang Automotive whilst Shenyang Jindong will provide matching components such as anti-impact beam sub-assembly of slide doors, back-plate of anti-impact beam of slide doors, mounting plate of antenna to Shenyang Automotive for onward assembly. As further advised by the Company, the Group plans to launch new models of its minibuses and Zhonghua sedans in 2007 and 2008, and thus the Group will require new components and suppliers. In addition, the Group anticipates that the growth in unit sales of Zhonghua sedans and deluxe minibuses will remain strong. As further advised by the Company, the Group has exported 1,918 minibuses and 957 Zhonghua sedans to overseas countries for the 11 months ended November 30, 2006, representing an increase of approximately 124% and approximately 10 times as compared to that of the corresponding period in 2005. The Group intends to further expand the export market in 2007 and 2008. Furthermore, based on the statistics in relation to the automobile industry in the PRC as set out in the paragraph headed “Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)” and the actual growth experienced by the Group for the six months ended June 30, 2006 (i.e. an increase of 27.50% and 321.90% in the number of minibuses and Zhonghua sedans sold), it is understandable that the sales of automotive components by members of the Group to Shenyang Automotive are expected to increase for the two years ending December 31, 2008. Specifically, the Company estimated

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
the New Caps based on (i) the internally projected sale volume of new models of minibuses and Zhonghua sedans of the Group in year 2007 and year 2008; (ii) the projected export sales of the Group in respect of the minibuses and Zhonghua sedans of the Group in the year 2007 and year 2008; and (iii) the production plans of Ningbo Ruixing, Shanghai Hidea, Mianyang Ruian and Shenyang Jindong (as the case may be).
     On the above basis, we are of the view that the bases on which the New Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
     In summary, given that the relevant terms of individual agreement will be determined upon execution with reference to the then prevailing market conditions and the above pricing principles, we consider that the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions are to be carried out on normal commercial terms and in the ordinary course of business and the bases on which the Revised Caps and the New Caps (as the case may be) were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
3.	The conditions
     As the respective Revised Caps and the New Caps will exceed HK$10 million and the relevant applicable ratios under Rule 14.07 of the Listing Rules exceed 2.5%, the Revised Caps and the Additional Continuing Connected Transactions (including the New Caps) are subject to reporting, announcement, and the independent Shareholders’ approval requirements under the Listing Rules.
     The Company will therefore seek the approval by the independent Shareholders of the Revised Caps and the relevant framework agreements governing the Additional Continuing Connected Transactions (including the New Caps) subject to the following conditions:
1.	The Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions will be:
(i)	entered into by the Company in the ordinary and usual course of its business;

(ii)	conducted on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii)	entered into in accordance with the terms of the relevant framework agreements governing the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions that are fair and reasonable and in the interests of the Shareholders of the Company as a whole;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
2.	The transacted amount of the transactions under the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions shall not exceed the Revised Caps or the New Caps;

3.	The Company will comply with all other relevant requirements under the Listing Rules.
     Taking into account of the conditions attached to the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions, in particular (i) the restriction by way of setting the Revised Caps and the New Caps; and (ii) the compliance with all other relevant requirements under the Listing Rules (which include the annual review and/or confirmation by the independent non-executive Directors and auditors of the Company on the actual execution of the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions), we consider that the Company has taken appropriate measures to govern the Group in carrying out the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions, thereby safeguarding the interests of the Shareholders thereunder.
4.	Failure to comply with Rule 14A.36 of the Listing Rules in a timely fashion
     As set out in the Letter from the Board, the actual transacted amounts of the Relevant Continuing Connected Transactions exceeded the relevant Caps approved in the 2006 SGM. However, the Company did not seek but should have sought shareholders’ approval for the Revised Caps at the time when the actual transacted amounts of the Relevant Continuing Connected Transactions exceeded the relevant Caps. Upon our review of the comparable past transactions of the Group for the year ended December 31, 2006, on a sample basis, we note that those transactions were carried out on terms no less favourable to the Company than terms available to or from independent third parties. In addition, the Relevant Continuing Connected Transactions have been facilitating the smooth operation of the production of the Group. Accordingly, we consider that those transactions contemplated under the Relevant Continuing Connected Transactions were carried out in the ordinary and usual course of business of the Group and the terms of the Relevant Continuing Connected Transactions were fair and reasonable and the Relevant Continuing Connected Transactions were in the interests of the Shareholders and the Company as a whole.
     As further set out in the Letter from the Board, we note that the Group has taken immediate actions to remedy the situation, including reviewing and revising the estimated monetary value of the Relevant Continuing Connected Transactions for the two financial years ending December 31, 2008 in light of the significant increase in 2006, taking immediate actions to comply with the relevant reporting, announcement and Shareholders’ approval requirements in respect of the Revised Caps and to inform the Shareholders and the investing public that the monetary values for the Relevant Continuing Connected Transactions for the year ending December 31, 2006 will exceed the Caps. In addition, the Company has reemphasized to all its financial personnel the importance of close and regular monitoring of the monetary values of the Continuing Connected Transactions incurred to ensure that the relevant maximum annual monetary values as approved by the Shareholders are strictly adhered to, and to allow sufficient time for seeking Shareholders’ approval should any

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
revision in the Revised Caps become necessary in the future. Moreover, the Company has also committed additional resources at the management level for ongoing review of actual transaction amounts incurred in order to proactively identify any potential issues on a timely basis going forward. As advised by the Company, the actual number of the transactions contemplated under the Relevant Continuing Connected Transactions is substantial and it takes time to have an updated financial figures. Nevertheless, we were further advised by the Company that the reporting intervals will be shortened and more resources will be put in for enhancing the monitoring and reporting procedures of the Continuing Connected Transactions. Accordingly, we are convinced that the steps to be implemented by the Company will strengthen its system of reporting and monitor of the Continuing Connected Transactions and enable the Company to comply with the relevant requirements of the Listing Rules in a timelier manner.
Recommendation
     Having considered the above principal factors, we are of the opinion that the Revised Caps and the terms of the Additional Continuing Connected Transactions (including the New Caps) are fair and reasonable and the Additional Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting for approving the Revised Caps, the Additional Continuing Connected Transactions and the New Caps.
THE FINANCIAL ASSISTANCE
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Financial Assistance, we have considered the following principal factors and reasons:
1.	Background of and reasons for the Financial Assistance
     On December 15, 2006, (i) Shenyang Automotive and Xing Yuan Dong and (ii) Xing Yuan Dong and JinBei entered into respective agreement for the provision of cross guarantees.
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantee to each other’s banking facilities in the amount of RMB1.5 billion and Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB500 million.
     As set out in the Letter from the Board, with the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either guarantee or securities to secure banking facilities granted to borrowers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing and distribution of automobiles and automotive components. Shenyang Automotive’s banking facilities will be utilized to finance the expanded production capacity of Shenyang Automotive in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
     Xing Yuan Dong is one of the subsidiaries of Group engaging in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans of the Group.
     On the other hand, JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei Group is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans of the Group, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     We were advised by the Company that the Company, JinBei and Shenyang Automotive has each considered to use corporate guarantee and/or obtain guarantee from independent third party credit guarantee company and/or pledge of assets instead of using cross guarantees. However, the Company advised that banks in the PRC no longer accept the usage of corporate guarantee of individual company for the banking facilities of its own or its subsidiaries. In addition, it is difficult for a company in the PRC to obtain independent third party guarantee for such a sizable loan amount. Furthermore, according to the Company, it may be difficult for a company to pledge only a certain part of its fixed assets to match the size of a specific loan and pledging the entire asset (which may result in over-collateralisation) may not be in the best interests of the Company as a whole.
     Based on the above, we consider that it is justifiable for the Group to enter into the framework agreement in relation to the Financial Assistance.
2.	Terms of the Financial Assistance
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantee to each other’s banking facilities in the amount of RMB1.5 billion and Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB500 million. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from January 1, 2007 to December 31, 2007. In the event that the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantee.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     According to the third quarterly report of JinBei, JinBei had total assets and cash amounting to approximately RMB3,875 million and RMB811 million respectively as at September 30, 2006 whilst, as advised by the Company, Shenyang Automotive had total assets and cash amounting to approximately RMB11.9 billion and RMB3,086 million respectively as at June 30, 2006. Moreover, we note that JinBei is an A-share company listed on the Shanghai Stock Exchange with a market capitalisation of approximately RMB3.1 billion as at the Latest Practicable Date. Based on the aforesaid financial position of JinBei, we understand from the Directors that they are confident that JinBei will be able to fulfill its repayment obligations should they became due. JinBei is also the substantial shareholder of Shenyang Automotive. On the other hand, Shenyang Automotive is a 51% owned subsidiary of the Company and therefore the Group has control over its management and operation. Besides, Shenyang Automotive had contributed profits to the Group in the past and, given that the scheduled launch of new models of existing sedans and new range of automobiles in the coming two financial years and the anticipated increase in sales of sedans in the coming two financial years, its financial performance is expected to be improved in the near future. Thus, the Directors are confident that Shenyang Automotive will be able to fulfill its repayment obligations should they became due.
     Meanwhile, each of JinBei and Shenyang Automotive will provide guarantee to Xing Yuan Dong in support of the banking facilities of Xing Yuan Dong in the equivalent amounts of RMB500 million and RMB1.5 billion respectively without any charge or securities.
     Based on the above, we consider that the terms of the Financial Assistance are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.
3.	Financial effects of the Financial Assistance on the Group
     We are advised by the Directors that the Group is expected to be exposed to a contingent liability of RMB500 million as a result of the Financial Assistance. The size of such contingent liability represents approximately 7.7% of the unaudited consolidated net assets of the Group as at June 30, 2006. In view of the background and financial position of each of Shenyang Automotive and JinBei as detailed in the sub-paragraph headed ''Terms of the Financial Assistance’’ above, the Directors are confident that Shenyang Automotive and JinBei will be able to fulfill their repayment obligations should they became due. In the event that there were default on the banking facilities drawn by Shenyang Automotive and JinBei, the Directors expect that there will not be any significant adverse financial effect on the Group.
     Based on the above, we concur with the said view of the Directors and consider that the Financial Assistance is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
Recommendation
     Having considered the above principal factors, we are of the opinion that the terms of the Financial Assistance are fair and reasonable and the provision of the Financial Assistance is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Financial Assistance.

Yours faithfully, For and on behalf of Partners Capital International Limited

Alan Fung Managing Director	Harry Yu Executive Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP
1.	STATEMENT OF INDEBTEDNESS
     As at the close of business on November 30, 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding indebtedness of approximately RMB4,820 million, comprising bank borrowings of approximately RMB3,311 million and convertible bonds of approximately RMB1,509 million.
     Borrowings
     As at the close of business on November 30, 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank borrowings of approximately RMB3,311 million, approximately RMB2,883 million of the bank borrowings was secured by bank deposits of approximately RMB1,372 million and bank notes receivable of approximately RMB98 million.
     Contingent liabilities
     As at November 30, 2006, the Group had contingent liabilities of approximately RMB415 million.
     Disclaimer
     Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on November 30, 2006.
     No material change
     Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since November 30, 2006.
2.	WORKING CAPITAL
     After taking into account of the available credit facilities, the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12 months period from the date of this circular.
3.	MATERIAL ADVERSE CHANGE
     As at the Latest Practicable Date, the Directors have confirmed that there has not been any material adverse change in the financial or trading position of the Group since December 31, 2005, being the date to which the latest audited consolidated financial statements of the Group were made up.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP
4.	TRADING AND FINANCIAL PROSPECTS OF THE GROUP
     For the six months ended June 30, 2006, unaudited consolidated net sales of the Group were RMB4,348.6 million, representing a 55.5% increase from RMB2,796.0 million for the same period in 2005. The increase in sales was primarily due to the increase in unit sales of Shenyang Automotive’s minibuses and, especially Zhonghua sedans during the period in 2006. Unaudited costs of sales arose by 60.5% from RMB2,512.9 million in the first six months of 2005 to RMB4,032.1 million for the same period in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the unit costs for minibuses and Zhonghua sedans decreased in the first half of 2006 mainly due to the increase in production efficiency and economies of scale together with the decrease in purchase costs of components.
     The Group recorded an unaudited share of operating results of jointly controlled entities and an associate (excluding an impairment loss on goodwill in a jointly controlled entity) of RMB131.9 million in the first half of 2006 as compared to the unaudited share of net losses of RMB29.8 million for the same period in 2005. This was mainly attributable to the profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, and an associate in the first half of 2006. The Group also recognized an impairment loss on goodwill in a jointly controlled entity in the amount of RMB73.3 million in the first six months of 2006. Unaudited net profits contributed to the Group by BMW Brilliance Automotive Ltd. amounted to RMB89.0 million in the first half of 2006 as compared to the unaudited net loss of RMB56.6 million for the same period last year.
     The Group recorded an unaudited loss before taxation amounting to RMB176.4 million in the first half of 2006 as compared to RMB535.4 million for the same period in 2005. Looking into the second half of 2006, the gradual recovery in the Chinese automotive industry is expected to gather momentum, although the operating environment continues to be challenging. The Group expects that its minibus business will stabilize whilst the sedan business will continue to grow in the near future.
     As at June 30, 2006, the Group had RMB1,281.7 million in cash and cash equivalents, RMB2,060.1 million in short-term bank deposits and RMB2,387.5 million in pledged short-term bank deposits. The Group had bank notes payable of RMB3,074.0 million and outstanding short- term bank borrowings of RMB450.0 million, but had no long-term bank borrowings outstanding as at June 30, 2006. As of June 30, 2006, the debt to equity ratio was approximately 1.72.
     The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of June 30, 2006.
     The Group employed approximately 9,100 employees as at June 30, 2006. Employee costs (excluding Directors’ emoluments) amounted to approximately RMB157.5 million for the six months ended June 30, 2006. The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing marketing conditions and that employees are rewarded on a performance-related basis and eligible for share options under the share option scheme adopted by the Company.

APPENDIX II	GENERAL INFORMATION
1.	RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.
2.	DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES
     As at the Latest Practicable Date, the interests and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

				Approximate
				shareholding	Name of
Number of	Type of	Number of Shares held		percentage	share option
Director	interests	Long Position Short Position		%	granted
Wu Xiao An	Personal	—	—	—	2,800,000
(also known as					(Note 1)
Ng Siu On)

	Personal	—	—	—	8,000,000
					(Note 2)

Qi Yumin	Personal	—	—	—	7,000,000
					(Note 2)

He Guohua	Personal	—	—	—	3,000,000
					(Note 2)

Wang Shiping	Personal	—	—	—	3,000,000
					(Note 2)

Lei Xiaoyang	Personal	—	—	—	3,000,000
					(Note 2)

Notes:

1.	The options to subscribe for 2,800,000 Shares were exercisable at any time during the 10-year period from June 2, 2001 at the subscription price of HK$1.896 per Share.

2.	The options were exercisable at any time during the 10-year period from December 28, 2006 at the subscription price of HK$1.32 per Share.

APPENDIX II	GENERAL INFORMATION
     Save as disclosed, as at the Latest Practicable Date, none of the Directors, chief executives and their respective associates has any interest or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
3.	SUBSTANTIAL SHAREHOLDERS
     As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, the following persons, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Number of Shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of Shareholders	Position	%	Position	%	Pool	%
Huachen Automotive	1,446,121,500	39.42	—	—	—	—
Group Holdings
Company Limited

Templeton Asset	222,446,000	6.06	—	—	—	—
Management Ltd.
(Note 1)

Brandes Investment	333,852,000	9.10	—	—	—	—
Partners, L.P.
(Note 2)

The Northern Trust	—	—	—	—	190,012,000	5.18
Company (ALA)

Deutsche Bank	262,761,083	7.16	65,441,000	1.78	—	—
Aktiengesellschaft
(Note 3)

Notes:

1.	The 222,446,000 Shares are held in the capacity as investment manager.

2.	The 333,852,000 Shares are held in the capacity as investment manager.

APPENDIX II	GENERAL INFORMATION
3.	The 262,761,083 Shares are held as to 1,382,000 Shares in the capacity as beneficial owner, as to 33,504,000 Shares in the capacity as investment manager and as to 227,872,083 Shares as security interest. The 65,441,000 Shares are held as to 2,013,400 Shares in the capacity as beneficial owner and as to 63,427,600 Shares as security interest. 147,776,483 Shares represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a future exchange and 734,000 Shares represent underlying interest in cash settled unlisted derivatives.
     Save as disclosed herein, there was no other person so far as is known to the Directors and chief executives of the Company, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.
4.	DIRECTORS’ INTEREST IN ASSETS AND/OR ARRANGEMENT
     As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since December 31, 2005 (being the date to which the latest published audited consolidated financial statements of the Group were made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.
     As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.
5.	DIRECTORS’ SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one year without payment of compensation (other than statutory compensation).
6.	MATERIAL ADVERSE CHANGE
     There has been no material adverse change in the financial or trading position of the Group since December 31, 2005, being the date to which the Group’s latest published audited consolidated financial statements were made up.
7.	MATERIAL CONTRACTS
     The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:
(a)	fifteen framework agreements dated December 16, 2005 in respect of the Continuing Connected Transactions;

APPENDIX II	GENERAL INFORMATION
(b)	an agreement dated December 16, 2005 for the provision of cross guarantee in respect of banking facilities in the amount of RMB300 million entered into between Shenyang Automotive and Xing Yuan Dong;

(c)	an agreement dated December 16, 2005 for provision of cross guarantee in respect of banking facilities in the amount of RMB385 million entered into between Xing Yuan Dong and JinBei;

(d)	the purchase agreement dated May 8, 2006 entered into between the Company, Brilliance China Finance Limited (then known as Goldcosmos Investments Limited) and Citigroup Global Markets Limited in respect of the issue of the Convertible Bonds 2011;

(e)	a trust deed dated June 7, 2006 entered into between the Company, Brilliance China Finance Limited (then known as Goldcosmos Investments Limited) and The Bank of New York, London branch in respect of the issue of the Convertible Bonds 2011;

(f)	seven framework agreements dated December 15, 2006 in respect of the Additional Continuing Connected Transactions;

(g)	an agreement dated December 15, 2006 for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion entered into between Shenyang Automotive and Xing Yuan Dong; and

(h)	an agreement dated December 15, 2006 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei.
8.	EXPERT’S CONSENT AND QUALIFICATION
     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification

Partners Capital International Limited	A corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.

APPENDIX II	GENERAL INFORMATION
     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited consolidated financial statements of the Group were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.
9.	LITIGATION
     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.
10.	COMPETING INTERESTS
     None of the Directors and his associates is interested directly or indirectly in a business, apart from his interest in the Company, which competes or is likely to compete with the business of the Group.
11.	MISCELLANEOUS
(a)	Save as disclosed in this circular, there is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(b)	Save as disclosed in this circular, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, the Company or any of its subsidiaries since December 31, 2005, the date to which the latest published audited consolidated financial statements of the Group were made up.

(c)	The secretary of the Company is Ms. Lam Yee Wah Eva, an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators.

(d)	The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Ms. Zhang Ruiping (“Ms. Zhang”). Ms. Zhang (i) is a qualified PRC accountant and also a PRC certified public accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants ; (ii) has passed the examination for a certified public accountant in order to qualify for membership of the Shanghai Institute of Certified Public Accountants ; and (iii) has confirmed that she has the requisite qualification for a certified public accountant as required under Article 38 of the Accounting Law of the People’s Republic of China . Accordingly, Ms. Zhang is able to meet all the requirements set out in Rule 3.24 of

APPENDIX II	GENERAL INFORMATION
the Listing Rules (other than the fact that she is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). The Company was granted a 3-year conditional waiver commencing from April 15, 2005 from strict compliance with the requirements of Rule 3.24 of the Listing Rules. During the period covered by the waiver, Ms. Zhang will have continual access to the assistance of Mr. Eugene Liu and Ms. Catherine Law, a partner and a manager of RSM Nelson Wheeler, both of whom are members of the HKICPA.

(e)	The registered office of the Company is situated at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong.

(f)	The principal transfer agent and registrar is Reid Management Limited at Argyle House, 41A Cedar Avenue, Hamilton HM12, Bermuda. The Hong Kong branch share registrar and transfer office is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(g)	The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text.
12.	DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong from the date of this circular up to and including February 2, 2007 and at the Special General Meeting:
(a)	the letter from Partners Capital International Limited, the text of which is set out on pages 31 to 67 of this circular;

(b)	the written consent from Partners Capital International Limited referred to in paragraph 8 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee to the Shareholders, the text of which is set out on page 30 of this circular;

(d)	the bye-laws of the Company;

(e)	the contracts referred to in the paragraph headed “Material contracts” referred in paragraph 7 of this appendix;

(f)	the annual reports of the Company for the two financial years ended December 31, 2004 and December 31, 2005, respectively; and

(g)	the interim report of the Company for the six months ended June 30, 2006.

NOTICE OF SPECIAL GENERAL MEETING
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, February 12, 2007 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions or special resolution of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the proposed maximum annual monetary value of the relevant continuing connected transactions to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) for each of the two financial years ending December 31, 2008 as set out in the sub- paragraph headed “The estimated amounts for the year ended December 31, 2006 and the Revised Caps” in the Letter from the Board contained in a circular issued by the Company dated January 19, 2007 (the “Circular”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby approved.”

2.	“THAT
(a)	the entering into of the framework agreements dated December 15, 2006 (the “Framework Agreements”) (copies of which are marked “B” and produced to the meeting and signed by the Chairman for identification purpose) in respect of the additional continuing connected transactions (the “Additional Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Listing Rules) as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the Letter from the Board contained in the Circular be and are hereby ratified, confirmed and approved and the entering into of the Additional Continuing Connected Transactions pursuant to the Framework Agreements be and are hereby approved;

(b)	the proposed maximum annual monetary value of the Additional Continuing Connected Transactions for each of the two financial years ending December 31, 2008 as set out in the sub-paragraph headed “The New Caps” in the Letter from the Board contained in the Circular be and are hereby approved; and

*	for identification purposes only

NOTICE OF SPECIAL GENERAL MEETING
(c)	the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Additional Continuing Connected Transactions.”
3.	“THAT
(a)	the entering into of the guarantee contract dated December 15, 2006 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”), a wholly-owned subsidiary of the Company and (Shenyang Brilliance JinBei Automobile Co., Ltd.*) (“Shenyang Automotive”), a 51% owned subsidiary of the Company, in relation to the provision of cross guarantee by each of Xing Yuan Dong and Shenyang Automotive for the banking facilities of the other party up to the amount of RMB1.5 billion for a period of one year commencing from January 1, 2007 to December 31, 2007 (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purpose) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee; and

(b)	the entering into of the guarantee contract dated December 15, 2006 between Xing Yuan Dong and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) in relation to the provision of cross guarantee by each of Xing Yuan Dong and JinBei for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from January 1, 2007 to December 31, 2007 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purpose) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee.”
4.	“THAT the authorised share capital of the Company be increased from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of US$0.01 each.”
SPECIAL RESOLUTION
5.	“THAT subject to the passing of the Resolution numbered 4 as set out in the notice of the special general meeting of which this resolution forms part, bye-law 6.(A) of the bye-laws of the Company be deleted in its entirety and substituted with the following:

“The authorised share capital of the Company is US$80,000,000 divided into 8,000,000,000 shares of US$0.01 each.” ”

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, January 19, 2007

*	for identification purposes only

NOTICE OF SPECIAL GENERAL MEETING
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 3(b) set out in this notice of special general meeting will be put to shareholders to vote on poll and the ordinary resolution numbered 4 and the special resolution numbered 5 set out in this notice of special general meeting will be put to shareholders to vote by a show of hands.